

10028289

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BB 3/4

SEC FILE NUMBER
8- *(p5298*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Continent Securities Advisors, Ltd. | **OFFICIAL USE ONLY**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | **FIRM I.D. NO.**

1218 Webster Street

(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Van Pelt, IV   713-289-6202
                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Kinard & Co., P.C.

(Name – *if individual, state last, first, middle name*)

400 Pine Street, Suite 600, Abilene, TX 79601-5128			
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, William H. Van Pelt, IV _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Continent Securities Advisors, Ltd. _____, as of December 31 _____, 20 09 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

NELDA J. HEBERT
MY COMMISSION EXPIRES
September 23, 2010

Nelda Hebert 2/26/2010
Notary Public

William H. Van Pelt IV
Signature

President, FINOP
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-CONTINENT SECURITIES ADVISORS, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

together with

INDEPENDENT
AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

MID-CONTINENT SECURITIES ADVISORS, LTD.

TABLE OF CONTENTS

 

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

INDEPENDENT AUDITOR'S REPORT

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

We have audited the accompanying statements of financial condition of Mid-Continent Securities Advisors, Ltd. (the "Partnership") as of December 31, 2009 and 2008, and the related statements of income, changes in partners' capital and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Continent Securities Advisors, Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Kinard - Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
February 26, 2010

1

The accompanying notes are an integral part of these financial statements.

2.# MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
ASSETS:		
Cash and cash equivalents	$ 114,060	$ 361,344
TOTAL ASSETS	$ 114,060	$ 361,344

LIABILITIES AND PARTNERS' CAPITAL

	2009	2008
LIABILITIES	$ 700	$ -
PARTNERS' CAPITAL	113,360	361,344
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 114,060	$ 361,344

The accompanying notes are an integral
part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Fee income	$ 254,696	$ 54,905
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission expense	74,459	-
Office rent	6,000	6,000
Professional fees	9,486	7,677
License & registration fees	14,000	11,668
Subscriptions and membership dues	6,350	5,557
Total general and administrative expenses	110,295	30,902
INCOME FROM OPERATIONS	144,401	24,003
OTHER INCOME (EXPENSE):		
Interest income	199	7,850
Other expense	(1,584)	(15)
Total other (expense) income	(1,385)	7,835
NET INCOME	$ 143,016	$ 31,838

The accompanying notes are an integral
part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	General Partner		Limited Partner		Total	
Balance, December 31, 2007	$	3,294	$	326,137	$	329,431
Net income		318		31,520		31,838
Contributions		-		75		75
Balance, December 31, 2008		3,612		357,732		361,344
Net Income		1,431		141,585		143,016
Contributions		-		10,000		10,000
Distributions		(2,500)		(398,500)		(401,000)
Balance, December 31, 2009	$	2,543	$	110,817	$	113,360

The accompanying notes are an integral
part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 143,016	$ 31,838
Adjustments to reconcile net income to net cash		
Provided by operating activities		
(Increase) /decrease in liabilities:		
Accounts payable	700	3,000
Net cash flows provided by operating activities	143,716	34,838
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions received from partners	10,000	75
Capital distributions made to partners	(401,000)	–
Net cash flows used by financing actvities	(391,000)	75
NET CHANGE IN CASH AND CASH EQUIVALENTS	(247,284)	34,913
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	361,344	326,431
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 114,060	$ 361,344

The accompanying notes are an integral
part of these financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the "Partnership") was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2009, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2012, unless terminated at an earlier date as provided for in the Partnership Agreement.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

All trades clear through an independent clearing broker. As such, the Partnership does not receive or deliver securities or funds for any of its customers. The Partnership recognizes fee income on a trade date basis.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

The Company files a federal income tax return on a calendar-year basis. The Company is organized as a Partnership and the entity is not liable for income taxes. All income and losses are passed through to the partner of the Company. As a result, no current or deferred income tax expense is recognized in the Company's financial statements.

In May of 2006, the State of Texas implemented a new tax on taxable margin, effective for years ended after December 31, 2006. For the Company, taxable margin is revenue less interest expense. The margin tax was insignificant for the year ended December 31, 2009. This tax is current and does not have a deferred tax component.

The Company adopted authoritative guidance related to uncertain tax positions on January 1, 2009. The Company had no unrecognized tax benefits that would require an adjustment to the January 1, 2009, beginning balance of retained earnings. The Company had no unrecognized tax benefits at January 1, 2009 and December 31, 2009.

The Company recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the year ended December 31, 2009 the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2005.

NOTE 2: PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The General Partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the Limited Partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

MID-CONTINENT SECURITIES ADVISORS, LTD.
Notes to the Financial Statements

NOTE 2: PARTNERSHIP AGREEMENT (CONTINUED)

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3: RELATED PARTY TRANSACTIONS

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the year ended December 31, 2009 and 2008, the Partnership paid $6,000 to the limited partner.

NOTE 4: BUSINESS CONCENTRATION

During the year ended December 31, 2009, two customers accounted for 79% of revenues; during 2008, two customers accounted for 74% of revenues.

NOTE 5: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Partnership had net capital of $113,360 which was $88,360 in excess of its required net capital of $25,000. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was .006 to 1.

NOTE 6: SUBSEQUENT EVENTS

The Bank has evaluated all subsequent events through February 26, 2010, the date the financial statements were available to be issued.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total Assets		$	114,060
Less: Total Liabilities (exclusive of subordinated debt)			700
Net Worth			113,360
Deductions from and/or charges to net worth:			
Total non allowable assets	$	-	
Other deductions or charges		-	
			-
Net capital before haircuts			113,360
Haircuts			
Total haircut			-
NET CAPITAL		$	113,360
Computation of basic net capital requirement:			
Minimum net capital required (6-2/3% of aggregate indebtedness)		$	-
Minimum dollar net capital requirement			25,000
Excess capital			88,360
Excess capital at 1000%		$	113,360
Ratio:			
Aggregate indebtedness to net capital			.006 to 1
Ratio of subordinated indebtedness to debt/equity total			-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2009 previously filed by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

See Independent Auditor's Report.

Mid-Continent Securities Advisors, Ltd. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report.




First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Mid-Continent Securities Advisors, Ltd. (the "Partnership"), as of and for the year ended December 31, 2009, in accordance with the auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not test compliance with the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DAVIS KINARD & CO, PC

Abilene, Texas
February 26, 2010